August 8, 2008
VIA EDGAR AND FAX
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall Assistant Director

RE:	Superior Energy Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 28, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
     Filed May 9, 2008
Definitive Proxy Statement on Schedule 14A
     Filed April 18, 2008
Response Letter Dated May 22, 2008
File No. 001-34037
Dear Mr. Schwall:
     By letter dated July 9, 2008, the Staff provided to Superior Energy Services, Inc. its comments with respect to its review of (i) our Form 10-Q for the fiscal quarter ended March 31, 2008, and (ii) our response to the Staff’s letter dated April 30, 2008, pertaining to our Form 10-K for the fiscal year ended December 31, 2007 and our Definitive Proxy Statement on Schedule 14A filed April 18, 2008 for our 2008 annual stockholder meeting. Our responses to the Staff’s letter are contained herein. In responding to each comment, we have reproduced below the full text of the Staff’s comment, which is followed by our response.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Comment 1.
Please note that your disclosure in the second paragraph should indicate whether there was any change to your internal controls over financial reporting that has materially affected or is reasonably likely to materially affect your internal controls over financial reporting during the period covered by your report, rather than subsequent to such period.

United States Securities and Exchange Commission
File No. 001-34037
August 8, 2008

Response:	In future filings, we will modify our quarterly disclosure in connection with our internal controls over financial reporting to read substantially as follows:

There has been no change in our internal control over financial reporting that occurred during the three months ended March 31, 2008, that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

Definitive Proxy Statement filed April 18, 2008

Comment 2.
We note your response to each of our prior comments 6, 7 and 8. In connection with each such prior comment, please provide an example of the disclosure that you intend to use. Please ensure that such examples also incorporate your responses to our comments 3 and 4 below.

Response:
Prior Comment 6: With regard to our response to prior comment 6, please refer to our response to comment 3 below, which contains an example of the form of disclosure we intend to use in future filings.

Prior Comment 7: As we stated in our original response to prior comment 7, the compensation committee’s decision to award discretionary bonuses to our named executive officers for 2007 was based on the Company’s exceptional results during 2007 and the committee’s subjective assessment of each officer’s impact on those results. As such, we have modified our disclosure regarding these awards for 2007 as follows to clarify that the amount of each award was not based on a particular formula or percentage of the officer’s base salary:

In January 2008, the Committee reviewed the results of the 2007 annual incentive bonus program and the bonus recommendations submitted by the CEO for each executive officer except himself. For the primary performance measures, the Company had an exceptional year, achieving 104.2% of the maximum pretax income goal and superior results in terms of the safety metrics, resulting in the additional 12.5% of salary for achieving the “stretch targets.” After considering the accomplishments of the executive team during 2007, which have positioned the Company for future growth, and the Company’s exceptional performance in 2007, including record results in total revenues ($1.6 billion), income from operations ($466 million) and earnings per share ($3.41), the Committee approved the CEO’s recommendations for making additional discretionary award payments outside of the annual incentive program. These payments ranged from an additional 18% to 41% of base salary for participants other than the CEO. The committee did not base each officer’s award on a percentage of his base salary. Rather, the amount of each named executive officer’s award was determined by the Committee based on its subjective assessment of each officer’s impact on

United States Securities and Exchange Commission
File No. 001-34037
August 8, 2008

these achievements and after reviewing the recommendations of the CEO. The Committee also considered a discretionary bonus award for the CEO. After considering the same factors outlined above, and discussing Mr. Hall’s performance during 2007 and his impact on the growth, profitability and strategic direction of the Company, the Committee approved a discretionary award of $250,000, or 36%, of his total 2007 base salary. Mr. Hall’s total bonus payment amounted to approximately 240% of his total 2007 base salary.

To the extent the compensation committee makes similar discretionary bonus awards to our named executive officers in the future, we will include similar disclosure describing how the committee made its determination in future filings.

Prior Comment 8: With regard to our response to prior comment 8, please refer to our response to comment 4 below, which contains an example of the form of disclosure we intend to use in future filings.

Comment 3.
We note your response to our prior comment 6. With respect to the target and stretch total recordable incident rate and lost time incident rate thresholds of .91/.80 and .12/.10, respectively, please use plain language to clarify in future filings the mechanics of how such thresholds are used in the calculation of the annual incentive bonus payout.

Response:
In our original response to prior comment 6, we identified the pre-tax income goal for 2007 as requested, and provided additional detail regarding the safety performance measures applicable to our named executive officers for 2007. We also undertook to provide similar disclosure in the future regarding the performance measures used by the committee in determining the payouts under our annual incentive bonus plan, provided we do not believe that disclosure of the performance measure applicable to a given year would cause competitive harm. In that case, we will discuss in a clear and concise manner how difficult it will be for the named executive officer or how likely it will be for us to achieve the undisclosed performance measures.

As requested, we have modified certain paragraphs of our 2007 disclosure as follows to incorporate the information provided in our prior response, as well as to clarify how the safety measures are used to calculate the annual incentive bonus payout. The following language is an example of the disclosure we will use in future filings, to the extent applicable in a given year:

In administering the annual incentive bonus plan, our Compensation Committee annually approves the minimum, target and maximum award opportunities for all the executives and the annual incentive plan goals at the beginning of the performance cycle. For the 2007 plan year, the Committee approved pre-tax

United States Securities and Exchange Commission
File No. 001-34037
August 8, 2008

income as the performance measure for the plan, and determined that pre-tax income of $376 million would be the target goal for 2007. Under the plan, our named executive officers were eligible to receive an annual incentive bonus based on a target percentage of their base salary. They could earn more, or less, than the target amount based on the level of achievement as measured against the pre-tax income goals.

Assuming the particular executive officer qualified for a annual incentive bonus payout, the payout could either be reduced by a maximum of 25% of base salary if pre-determined “base” metrics were not met or increased by a maximum of 12.5% of base salary for achieving “stretch” targets. The metric applicable to the Company’s executive officers was safety performance. Total Recordable Incident Rate (TRIR) and Lost Time Incident Rate (LTIR) were used and weighted equivalently to measure safety performance for their area of responsibility. In 2007, the base and stretch TRIR and LTIR thresholds were set to .91/.80 and .12/.10, respectively. Thus, if the Company did not achieve at least the base threshold level for each metric (.91 for TRIR and .12 for LTIR), then each named executive officer’s annual incentive bonus would be proportionately reduced by up to 25% of the officer’s base salary. If the levels achieved for each metric were between the base and stretch targets for both metrics, then there would be a proportionate adjustment to the officers’ annual incentive bonuses. Finally, if the Company reached or exceeded the stretch targets for each measure (.80 for TRIR and .10 for LTIR), then each officer’s annual incentive bonus would be increased by 12.5% of base salary.

Comment 4.
We note your response to our prior comment 8 and re-issue such comment. To the extent material to the determination of the long-term incentive awards for 2007 for each named executive officer, please identify the “key accomplishments” of each member of the management team. See Item 402(b)(2)(vii) of Regulation S-K. In addition, please identify the “internally established goals” considered by your compensation committee in approving your chief executive officer’s recommendation for your other officers and in determining your chief executive officer’s award. See Item 402(b)(1)(v) of Regulation S-K.

Response:
Our compensation committee granted the long-term incentive awards for 2007 in December 2006. In 2006 the committee established the target long-term incentive award levels for our executive officers, which award levels represented increases in the target award levels that were used in prior years. The award levels are structured as a percentage of base salary and each officer’s target level is a function of his position with the Company, and not necessarily based on the committee’s evaluation of the officer’s individual performance (although that could be a factor in approving a particular award). The committee determined that increases in the target levels were warranted in light of the increased size and

United States Securities and Exchange Commission
File No. 001-34037
August 8, 2008

scope of the Company’s operations, a desire to remain competitive with the market median based on a market study prepared in 2006 by the committee’s former compensation consultant, Mercer Human Resource Consulting and the increasingly competitive market for executive talent in its industry. In December 2006, the CEO recommended to the committee aggregate long-term award levels for 2007 for each executive officer (other than himself), and his recommended amounts were 26% above the targets set by the committee for each position. In making his recommendation to the committee, the CEO reported that he considered a significant number of key accomplishments of each member of the management team in 2006 and the Company’s continued growth and profitability. In its evaluation of the CEO’s recommendations, as well as in its evaluation of the appropriate award level for the CEO, the material factors considered by the committee in approving the 2007 awards were the Company’s performance and its overall financial and non-financial results, as well as its determination that each member of the management team was instrumental in the Company’s achievements. The committee did not base its decision on the particular accomplishments of any individual officer.

In future filings, to the extent applicable, we will include language similar to the following, which focuses on the material elements considered by the committee in making its determinations regarding long-term incentive awards:

Under the program, each of the executive officers has a target percentage established to determine the award values under the LTI program. After considering Mercer’s market study in 2006, the increased size and scope of the Company and in order to remain competitive with the market median and the increasingly competitive market for executive talent in the Company’s business areas, the Committee set the target percentages of the executive officers for 2007 awards based on each officer’s position with the Company as follows (each representing a percentage of the officer’s base salary): CEO — 375%, COO — 275%, CFO — 250%, the Senior EVP to 225% and 175% for the EVPs. Prior to the Committee approving the awards for 2007, the CEO presented his recommendations regarding the appropriate grant levels for each executive officer other than himself, and the overall recommended award was 26% above the LTI targets established by the Committee for each executive (using the 75th percentile in the market as a guide) following the review of Mercer’s market study. The CEO considered many factors, including the Company’s performance, the individual performance of the executives, the calculated share usage and associated accounting expense, and the Company’s overall financial and non-financial results, in formulating his recommendation. In its evaluation of the CEO’s recommendation, the Committee primarily focused on the Company’s record results relative to our internally established goals of net income and earnings before interest, taxes and depreciation and the performance of our Peer

United States Securities and Exchange Commission
File No. 001-34037
August 8, 2008

Group, and its subjective determination that the entire management team was instrumental in the Company’s achievements. In light of these factors, the Committee approved the CEO’s recommendation for the other officers and used the same factors in determining the CEO’s award. The 2007 award mix for executive officers was 25% in stock options, 25% in restricted shares and 50% in PSUs.

* * * * *
     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (504) 362-4321.

Sincerely, /s/ William B. Masters William B. Masters Executive Vice President and General Counsel

copy to:	Mr. Terence E. Hall Mr. Robert S. Taylor